UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Cadus Corporation

(Name of the Issuer)

Cadus Corporation

Starfire Holding Corporation

Cadus Merger Sub LLC

Carl C. Icahn

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

127639102

(CUSIP Number of Class of Securities)

Cadus Corporation Attention: Hunter Gary 767 Fifth Avenue New York, New York 10153	Starfire Holding Corporation Cadus Merger Sub LLC Attention: Keith Cozza; Andrew Langham 767 Fifth Avenue, 47th Floor New York, New York 10153

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Zachary Jacobs Matthew Manuelian Salomon Sassoon Morrison Cohen LLP 909 Third Avenue New York, New York 10022 Tel: (212) 735-8600	Corby J. Baumann Todd E. Mason Thompson Hine LLP 335 Madison Ave, 12th Floor New York, New York 10017 Tel: (212) 344-5680

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer

d.	☐ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,626,077.22	$1,696.45

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated, based on 8,463,402 shares of common stock (being the remainder of the 26,288,080 shares of common stock issued and outstanding as of February 15, 2018 minus the 17,824,678 shares of common stock beneficially owned in the aggregate by the Purchaser Group) multiplied by the per share merger consideration of $1.61.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying 0.0001245 by the proposed maximum aggregate value of the transaction of $13,626,077.22.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,696.45	Filing Party: Cadus Corporation
For or Registration No.: Schedule 14A	Date Filed: January 16, 2018

INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Cadus Corporation, a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Starfire Holding Corporation, a Delaware corporation (“Parent”), (iii) Cadus Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and (iv) Mr. Carl C. Icahn, a citizen of the United States of America. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 20, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, in accordance with the terms and subject to the conditions of which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each outstanding share of Common Stock (other than certain excluded shares as set forth in the Merger Agreement) will automatically be converted into the right to receive an amount in cash equal to $1.61, without interest and less any applicable withholding taxes.

The Board of Directors of the Company (the “Board”), acting on the unanimous recommendation of a special committee of the Board comprised of independent directors, has unanimously: (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than Parent or any of its subsidiaries or affiliates); (b) approved and declared advisable the Merger Agreement and transactions contemplated by the Merger Agreement, including the Merger; (c) directed that the Merger Agreement be submitted for consideration by the stockholders of the Company at a special meeting of stockholders, and (d) recommended that the stockholders of the Company vote to adopt the Merger Agreement.

As of February 16, 2018, the date on which the initial Transaction Statement and Proxy Statement (as defined below) were first filed with the SEC, Barberry Corp. and High River Limited Partnership, which are affiliates of Parent, were the Company’s controlling stockholders. The shares of Common Stock previously held by Barberry Corp. and High River Limited Partnership were subsequently transferred to Parent. As a result, Parent now owns 67.81% of the issued and outstanding shares of Common Stock, and the proposed Merger is therefore a transaction by which the Company would be acquired by its own controlling stockholder. In addition, as a result of these share transfers, the filing persons of this Transaction Statement no longer include Barberry Corp., High River Limited Partnership or Hopper Investments LLC (which is the general partner of High River Limited Partnership).

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC Amendment No. 3 to its preliminary proxy statement, (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act. The Board will solicit proxies from the stockholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A thereto and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Cadus Corporation

767 Fifth Avenue, Suite 4700

New York, New York 10153

(212) 702-4332

(b) Securities. The subject class of equity securities is the common stock, par value $0.01 per share, of the Company. As of March 26, 2018, the Company had a total of 26,288,080 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Cadus—Market Price of the Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Interim Operations”

“Important Additional Information Regarding Cadus—Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger Agreement”

“Important Additional Information Regarding Purchaser Group”

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Cadus After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Special Meeting—Vote Required”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Conditions to Completion of the Merger”

Annex A: Merger Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Rights of Appraisal”

Annex C: Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)-(2) Transactions. Not applicable.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Cadus After the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A: Merger Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“The Special Meeting—Purpose of the Special Meeting”

“The Special Meeting—Vote Required”

“The Special Meeting—Anticipated Date of Completion of the Merger”

“Proposal 1—The Merger Proposal”

“The Merger Agreement”

Annex A: Merger Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Plans for Cadus After the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Cadus After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Merger Sub”

“The Merger Agreement—Payment of Merger Consideration and Surrender of Stock Certificates”

“Important Additional Information Regarding Cadus—Dividends”

Annex A: Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Cadus After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Cadus After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Cadus After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Company Illustrative Scenarios”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Restrictions on Solicitation; Acquisition Proposals”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Other Covenants”

“Special Factors—Rights of Appraisal”

Annex A: Merger Agreement

Item 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Alvarez & Marsal Valuation Services, LLC

Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated January 20, 2018, attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Required Vote”

“Proposal 1—The Merger Proposal”

“Proposal 2—The Adjournment Proposal”

“The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors— Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f) Other Offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Where You Can Find Additional Information”

Annex B: Opinion of Alvarez & Marsal Valuation Services, LLC

Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated January 20, 2018, attached hereto as Exhibit (c)(2) and incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing the Merger”

“The Merger Agreement—Conditions to Completion of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

“The Merger Agreement—Fees and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Cadus—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger—Voting by Purchaser Group Members”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Voting by the Company’s Directors and Executive Officers”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“The Special Meeting – Purpose of the Special Meeting”

“Proposal 1—The Merger Proposal”

“Proposal 2—The Adjournment Proposal”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Cadus—Historical Consolidated Financial Information”

“Where You Can Find Additional Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Preliminary Proxy Statement of Cadus Corporation (incorporated by reference to the Schedule 14A, filed with the SEC on February 16, 2018, and all amendments and supplements thereto, including the Amendment No. 3 filed concurrently with this Transaction Statement (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated January 22, 2018 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 22, 2018 and incorporated herein by reference).

(c) (1) Opinion of Alvarez & Marsal Valuation Services, LLC (incorporated herein by reference to Annex B of the Proxy Statement).

†(c) (2) Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated January 20, 2018.

†(c) (3) Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated November 20, 2017.

†(c) (4) Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated January 17, 2018.

(d) Agreement and Plan of Merger, dated as of January 20, 2018, by and among Cadus Corporation, Starfire Holding Corporation and Cadus Merger Sub LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

† Previously filed

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 10, 2018

CADUS CORPORATION

By:	/s/ Hunter C. Gary
Name:	Hunter C. Gary
Title:	President

Starfire Holding Corporation

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Secretary

Cadus Merger Sub LLC

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary; Treasurer

/s/ Carl C. Icahn
Carl C. Icahn